UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan A

Audited Financial Statements and Supplemental Schedule

Years Ended October 31, 2010 and October 25, 2009

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation
Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of October 31, 2010 and October 25, 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2010 and October 25, 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 22, 2011

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 31, 2010	October 25, 2009
Assets
Investments, at fair value	$409,448,003	$347,438,005
Receivables:
Contributions from Hormel Foods Corporation	11,779	15,208
Contributions from participants	281,805	322,430
Promissory notes from participants	8,999,673	7,835,418
Total receivables	9,293,257	8,173,056
Net assets available for benefits, at fair value	418,741,260	355,611,061
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(8,991,407)	(4,299,955)
Net assets available for benefits	$409,749,853	$351,311,106

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	October 31, 2010	October 25, 2009
Additions:
Contributions from Hormel Foods Corporation	$3,606,665	$3,435,860
Contributions from participants	25,548,956	23,609,128
Employee rollover	1,444,117	495,203
Investment income	4,653,396	4,644,722
Interest income — promissory notes receivable	516,940	551,658
Total additions	35,770,074	32,736,571

Deductions:
Distributions	14,388,583	10,981,088
Administrative expenses	188,250	180,101
Total deductions	14,576,833	11,161,189

Net realized and unrealized appreciation in fair value of investments	37,245,506	57,407,209
Net additions	58,438,747	78,982,591
Net assets available for benefits at beginning of year	351,311,106	272,328,515
Net assets available for benefits at end of year	$409,749,853	$351,311,106

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements

October 31, 2010

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value. See Note 3 for further discussion of fair value measurements.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Company early adopted ASU 2010-25 for the year ended October 31, 2010. Participant loans have been reclassified to promissory notes receivable from participants as of October 31, 2010 and October 25, 2009. Interest income related to promissory notes has been reclassified to interest income promissory notes receivable.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The Company will adopt ASU 2010-06 for the plan year ending October 30, 2011, and the adoption is not expected to have an affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan has evaluated its subsequent events through April 22, 2011, the date the financial statements are available to be issued.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan is a contributory defined-contribution plan covering employees of the Company and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during those six months.

Employees who have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3%). Participants who make a retirement savings election can authorize a deduction of 1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants also may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 per year for the plan years ended October 31, 2010 and October 25, 2009.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ plan accounts. Employer contributions are 100% vested except for Dan’s Prize Inc., which is more fully discussed below. Forfeitures used to reduce employer contributions for the years ended October 31, 2010 and October 25, 2009, were $21,963 and $6,812, respectively. Cumulative forfeited nonvested accounts as of October 31, 2010 and October 25, 2009, were $10,600 and $7,659, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Promissory notes receivable represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded as of October 31, 2010 or October 25, 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

On October 8, 2007, the Hormel Foods Corporation Employee Benefits Committee resolved to merge the participants and assets of the Dan’s Prize Inc. Employee Retirement Plan into the Hormel Foods Corporation Tax Deferred Investment Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B. The Dan’s Prize Inc. exempt and nonexempt office employees are eligible participants in Plan A. Accordingly, those assets and participants were merged into the Plan based on their eligibility as of October 27, 2007. The assets transferred on or before October 27, 2007, continue to vest according to the established five-year cliff vesting schedule contained within the Dan’s Prize Inc. Employee Retirement Plan. Future employer profit-sharing contributions after October 26, 2007, from Dan’s Prize Inc. to Plan A shall employ a three-year cliff vesting schedule.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the years ended October 31, 2010 and October 25, 2009, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $37,245,506 and $57,407,209, respectively, as follows:

	October 31,	October 25,
	2010	2009
Net appreciation in fair value during the year:
Nonpooled separate account (containing the company’s common stock)	$11,667,360	$10,300,806
Separate trust accounts	5,239,855	4,348,551
Pooled separate accounts	19,205,890	40,260,921
Self-directed brokerage accounts	1,132,401	2,496,931
	$37,245,506	$57,407,209

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in the common stock of the Company. Such investment totaled approximately 13% and 14% of total investments at October 31, 2010 and October 25, 2009, respectively.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 31, 2010	October 25, 2009
Nonpooled separate account:
Hormel Foods Corporation common stock	$53,471,622	$47,264,293
State Street Money Market Fund	704,067	875,659
Total nonpooled separate account	$54,175,689	$48,139,952

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Option	$46,367,027	$40,976,012
Moderate Option	23,281,561	33,375,852
Growth Option	40,478,120	—
American Funds EuroPacific Growth Fund	—	25,067,644

Separate trust account:
State Street Corporation:
Dodge & Cox International Stock Fund	24,431,040	—

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	107,939,430	87,519,527

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                  Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Pooled Separate Accounts

Fair value represents the net asset value (NAV) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

The lifecycle funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

The fixed income investments include a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

The pooled separate accounts are deemed to be Level 2 investments unless the separate account includes a general investment account. A general investment account is adjusted for contract value and therefore deemed to be a Level 3 investment. See below for a description of the general investment account.

Separate Trust Accounts

The separate trust accounts consist primarily of marketable securities valued at the last reported sales price on the last business day of the year and therefore deemed to be a Level 1 investment.

The U.S. equities investments include a mix of predominately U.S. common stocks and cash.

The international equities investments include a mix of predominately foreign common stocks and cash.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fixed income investments include a mix of U.S. and foreign-issued corporate bonds, common stocks, and cash.

Nonpooled Separate Account

The nonpooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This nonpooled separate account is deemed to be a Level 1 investment.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock, preferred stock, mutual funds, and federal bonds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Stable Value Fund

The investment in the stable value fund (general investment account) is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits. Therefore the general investment account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor or on the contract anniversary date with 90 days prior notice.

The crediting interest rate on the General Investment Account was 3.80% and 4.00% as of October 31, 2010 and October 25, 2009, respectively. The average yield was 3.61% during plan year 2010, which approximates the actual interest rate credited to the plan participants.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 31, 2010 and October 25, 2009, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 31, 2010
	Fair Value at October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$113,724,609	$—	$110,126,708	$3,597,901
U.S. equities	48,231,769	—	48,231,769	—
Fixed income	9,682,639	—	9,682,639	—
Total pooled separate accounts	171,639,017	—	168,041,116	3,597,901

Separate trust accounts:
U.S. equities	27,776,390	27,776,390	—	—
International equities	24,431,041	24,431,041	—	—
Fixed income	10,584,123	10,584,123	—	—
Total separate trust accounts	62,791,554	62,791,554	—	—

Nonpooled separate account:
Hormel Foods Corporation stock fund	54,175,689	54,175,689	—	—
Total nonpooled separate account	54,175,689	54,175,689	—	—
Self-directed brokerage accounts	12,902,313	12,902,313	—	—
General Investment Account	107,939,430	—	—	107,939,430
	$409,448,003	$129,869,556	$168,041,116	$111,537,331

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 25, 2009
	Fair Value at October 25, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$91,367,561	$—	$—	$91,367,561
U.S. equities	54,873,644	—	54,873,644	—
International equities	25,067,644	—	25,067,644	—
Fixed income	7,933,500	—	7,933,500	—
Total pooled separate accounts	179,242,349	—	87,874,788	91,367,561

Separate trust accounts:
U.S. equities	12,623,546	12,623,546	—	—
International equities	1,657,761	1,657,761	—	—
Fixed income	7,242,662	7,242,662	—	—
Total separate trust accounts	21,523,969	21,523,969	—	—

Nonpooled separate account:
Hormel Foods Corporation stock fund	48,139,952	48,139,952	—	—
Total nonpooled separate account	48,139,952	48,139,952	—	—
Self-directed brokerage accounts	11,012,208	11,012,208	—	—
General Investment Account	87,519,527	—	—	87,519,527
	$347,438,005	$80,676,129	$87,874,788	$178,887,088

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

Beginning balance, October 25, 2008	$144,981,774
Purchases, issuances, and settlements (net)	6,161,323
Interest and dividend income	3,347,840
Realized (losses) gains	(2,649,703)
Unrealized gains (losses)	27,045,854
Ending balance, October 25, 2009	178,887,088
Purchases, issuances, and settlements (net)	(85,551,840)
Interest and dividend income	3,531,709
Realized (losses) gains	9,860,665
Unrealized gains (losses)	4,809,709
Ending balance, October, 31 2010	$111,537,331

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

EIN: 41-0319970 Plan Number: 050

October 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation:*
Hormel Stock Fund	1,893,241 units	$54,175,689

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account, contract value	5,471,112 units	98,948,023

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Option	4,379,486 units	46,367,027
Moderate Option	2,189,649 units	23,281,561
Conservative Option	344,567 units	3,597,901
Growth Option	3,850,777 units	40,478,120
Select Fundamental Value Fund (Wellington)	118,040 units	16,128,622
Select Large Cap Value (Davis)	63,218 units	10,904,014
Select Indexed Equity Fund (Northern Trust)	71,310 units	7,955,792
Premier Core Bond Fund (Babson Capital)	5,120 units	9,682,639
Large Cap Growth Fund (Mainstay)	136,632 units	13,243,341
Total pooled separate accounts		171,639,017

Separate trust accounts:
State Street Corporation:*
Small Cap Value Fund (CRM)	1,000,876 units	10,855,398
Dodge & Cox International Stock Fund	2,247,398 units	24,431,040
Rainier Large Cap Growth Equity Portfolio	719,091 units	6,611,800
Van Kampen Small Cap Growth	1,072,459 units	10,309,193
Black Rock High Yield Bond Fund	693,995 units	10,584,123
Total separate trust accounts		62,791,554

Self-directed brokerage assets	Various common stocks, mutual funds, and other investments	12,902,313

Promissory notes*	Various notes from participants, bearing interest at 5.25% to 11.00%, due in various installments through July 2025	8,999,673
Total assets (Held at End of Year)		$409,456,269

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date:	April 22, 2011	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm